  Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-238933 on Form F-10 and to the use of our reports dated March 31, 2021 relating to the financial statements of Northern Dynasty Minerals Ltd. (“Northern Dynasty”) and the effectiveness of Northern Dynasty’s internal control over financial reporting for the year ended December 31, 2020, appearing in this Annual Report on Form 40-F of Northern Dynasty Minerals Ltd. for the year ended December 31, 2020.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
March 31, 2021